UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

November 15, 2021 (November 14, 2021)

CITIC Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong 999077
(Address of principal executive offices, including zip code)

(852) 3710-6888

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

As previously disclosed, on June 21, 2021, CITIC Capital Acquisition Corp., a Cayman Islands exempted company limited by shares (“CCAC”), entered into an Agreement and Plan of Merger (as amended on June 28, 2028, the “Merger Agreement”), by and among CCAC, CITIC Capital Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of CCAC (“Merger Sub”), and Quanergy Systems, Inc., a Delaware corporation (“Quanergy”).

On November 14, 2021, CCAC, Merger Sub and Quanergy entered into the Second Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”), pursuant to which Section 10.1(f) the Merger Agreement was amended and replaced in whole by the following:

“(f)     by the Company or Acquiror (by written notice to the other party), if the Effective Time has not occurred by 11:59 p.m., New York time on December 31, 2021 (the “Agreement End Date”); provided that, if by 11:59 p.m., New York time on December 31, 2021, all of the conditions set forth in Section 9.1 have been satisfied (other than those conditions set forth in Section 9.1(a), Section 9.1(g) and those other conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or, to the extent permitted by law, waived, then such date shall be extended to February 13, 2022, which shall then be deemed to be the Agreement End Date; provided, further, that, it being understood that the right to terminate this Agreement pursuant to this Section 10.1(f) will not be available to any Party that is in material breach hereof.”

All other terms of the Merger Agreement, which was previously filed by CCAC as Exhibits 2.1 to CCAC’s Current Reports on Form 8-K on June 22, 2021 and June 28, 2021, respectively, remain unchanged.

The foregoing summary description of the Merger Agreement Amendment is subject to and qualified in its entirety by reference to the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), CCAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) (File No. 333-257962), which includes the preliminary proxy statement/prospectus of CCAC. CCAC’s stockholders and other interested persons are advised to read the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments previously filed and to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the Merger Agreement. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they will contain important information about CCAC, Quanergy and the proposed business combination. Shareholders of CCAC and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because they contain important information about CCAC, Quanergy and the proposed business combination. Shareholders can also obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888.

Participants in the Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed business combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC, including their ownership of CCAC’s securities in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed business combination are set forth in the Registration Statement, which includes the preliminary proxy statement/prospectus of CCAC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination are included in the Registration Statement, which includes the proxy statement/prospectus that CCAC filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAC or Quanergy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including those regarding the anticipated future adoption of our OPA-based solid-state technology in long range automotive and industrial applications, our expectations regarding advancements in long range automotive and industrial applications, increased vertical field of view and data rates, CCAC’s ability to consummate the proposed business combination, anticipated timing of the proposed business combination, and the combined company’s future products are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the business combination; failure to realize the anticipated benefits of the proposed business combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s shareholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including the final amended registration statement on Form S-4 that will include proxy statements/prospectus that CCAC will file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Second Amendment to Agreement and Plan of Merger, dated as of November 14, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIC Capital Acquisition Corp.

Date: November 15, 2021

	By:	/s/ Fanglu Wang
	Name:	Fanglu Wang
	Title:	Chief Executive Officer

Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 14, 2021, is made and entered into by and among CITIC Capital Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), CITIC Capital Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Quanergy Systems, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. WHEREAS, Acquiror, Merger Sub and Company are parties to that certain Agreement and Plan of Merger, dated as of June 21, 2021, as amended on June 28, 2021 (the “Merger Agreement”);

B. WHEREAS, Section 11.11 of the Merger Agreement provides that the Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement; and

C. WHEREAS, Acquiror, Merger Sub and Company desire to amend the Merger Agreement pursuant to Section 11.11 thereof as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, Acquiror, Merger Sub and Company hereby agree as follows:

1. AMENDMENT TO SECTION 10.1(f) OF THE MERGER AGREEMENT. Section 10.1(f) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(f) by the Company or Acquiror (by written notice to the other party), if the Effective Time has not occurred by 11:59 p.m., New York time on December 31, 2021 (the “Agreement End Date”); provided that, if by 11:59 p.m., New York time on December 31, 2021, all of the conditions set forth in Section 9.1 have been satisfied (other than those conditions set forth in Section 9.1(a), Section 9.1(g) and those other conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or, to the extent permitted by law, waived, then such date shall be extended to February 13, 2022, which shall then be deemed to be the Agreement End Date; provided, further, that, it being understood that the right to terminate this Agreement pursuant to this Section 10.1(f) will not be available to any Party that is in material breach hereof.”

2. NO FURTHER AMENDMENT; EFFECT OF AMENDMENT. This Amendment shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. Except as expressly and specifically amended hereby, the Merger Agreement is not otherwise being amended, modified or supplemented and all terms and provisions of the Merger Agreement are and shall remain in full force and effect in accordance with its terms, and all references to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement shall hereafter refer to the Merger Agreement as amended by this Amendment, and as it may hereafter be further amended or restated.

3. REFERENCES TO THE MERGER AGREEMENT. Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby (except that references in the Merger Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of similar import shall continue to mean June 21, 2021).

4. COUNTERPARTS. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Amendment may be executed by electronic transmission, each of which shall be deemed an original.

5. HEADINGS. The bold-faced headings contained in this Amendment are for convenience of reference only, shall not be deemed to be a part of this Amendment and shall not be referred to in connection with the construction or interpretation of this Amendment.

6. GOVERNING LAW. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

[Signature page follows]

2

IN WITNESS WHEREOF, the parties listed below, by their duly authorized representatives, have executed this Amendment as of the date first written above.

CITIC CAPITAL ACQUISITION CORP.

By:	/s/ Fanglu Wang
Name:	Fanglu Wang
Title:	Chief Executive Officer and Director

CITIC CAPITAL MERGER SUB INC.

By:	/s/ Fanglu Wang
Name:	Fanglu Wang
Title:	Director

QUANERGY SYSTEMS, INC.

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Title:	Chief Executive Officer

(Signature Page to Second Amendment to Agreement and Plan of Merger)